Filed by Gannett Co., Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Gannett Co., Inc.

Commission File No.: 333-233509

The following communication was distributed to certain employees of Gannett Co., Inc. on the evening of September 30, 2019.

Path Forward Update

What’s Happening

Hi, everyone.

With last week’s news that the Antitrust Division of the U.S. Department of Justice has completed its review of New Media’s proposed acquisition of Gannett, the wheels are starting to move on the next steps in our proposed integration efforts.

Shareholders’ Meetings

This morning, both Gannett and New Media announced their plans to host shareholder meetings on November 14th. This news about the shareholder meetings, as well as other related information like times, locations and voting instructions, was reported in the updated Form S-4 that was filed by New Media with the U.S. Securities and Exchange Commission this past Friday. You may recall that shareholder approval of the merger is required for us to bring our companies together, as is clearance from the EU antitrust regulator.

Integration Planning

As I mentioned last week, we have been actively working on defining our integration planning process for the two companies. I am pleased to announce that Mike Reed and I will be officially kicking off the process this week. Representatives from each functional area have been identified and will be updated today on the next steps. A broader update to the organization will come out tomorrow, providing more details on the integration team and process, including the announcement of a consulting firm that will help with the integration process.

Latest Integration FAQs

Finally, thank you for attending last week’s town hall. Participation was strong, and your feedback was greatly appreciated. I intend to continue to host these important forums every month. And keep the questions coming. We continue to receive your questions at Ask Paul. Please find the Sept. 30th FAQs here.

Best,

Paul

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs, and Gannett cannot give any assurance that its expectations or beliefs will be attained. These forward-looking statements and are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others:

●	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;
●

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

●	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames, or at all;
●

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

●	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;
●

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

●	general economic and market conditions;
●	the retention of certain key employees; and
●	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, as well as the risks identified in the registration statement on Form S-4 (File No. 333-233509) (the “Registration Statement”) filed by New Media. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media has filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a preliminary joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). These materials are not yet final and will be amended. Each of New Media and Gannett will mail a definitive Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF GANNETT ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com, and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Investors and securityholders may obtain more detailed information regarding the identity of potential participants in the solicitation of proxies, and their direct or indirect interests, in the preliminary Joint Proxy Statement that is included in the Registration Statement New Media has filed with the SEC, and in the definitive Joint Proxy Statement when it becomes available. You may obtain free copies of these documents using the sources indicated above.

The following FAQs were made available to certain employees of Gannett Co., Inc. on the evening of September 30, 2019.

GANNETT | EMPLOYEE FAQS

THE PATH FORWARD – 9.30.2019

HEALTH & WELFARE

Q.	WILL I BE ABLE TO KEEP MY GANNETT BENEFITS, SUCH AS MEDICAL, VISION, DENTAL, PHARMACEUTICAL, PAID TIME OFF, ETC.?

A.

New Media has agreed to provide Gannett employees with benefits that are comparable to those currently enjoyed through 2020. Accordingly, the benefits you elect in this fall’s open enrollment should stay the same for 2020. Information regarding the benefit offerings for 2020 in this fall’s open enrollment will be communicated shortly. After the merger, there will be discussions on what benefits will be offered for 2021 and beyond.

Q.	WHAT EFFECT WILL THE BUY-OUT BY NEW MEDIA HAVE ON TENURE (AND RELATED THINGS SUCH AS PTO, BENEFITS, ETC.)?

A.	New Media has generally agreed to count all Gannett service tenure. We expect this to include service tenure with a predecessor employer to the extent Gannett recognizes such service.

Q.

WHAT CHANGES ARE COMING TO OUR HEALTHCARE COVERAGE, WILL WE HAVE MORE OPTIONS OR LOSE OPTIONS? ONE OF MY TREATMENTS IS VERY EXPENSIVE. I MEET MY DEDUCTIBLES AND OUT OF POCKET EXPENSES IN ONE DAY. I WOULD NOT MIND PAYING MORE MONTHLY IF IT MEANT I DIDN’T HAVE TO PAY SO MUCH OUT OF POCKET.

A.

Information regarding the 2020 benefit offerings will be communicated in early November in preparation for the 2020 Open Enrollment from November 19- December 3. We encourage all employees to attend a live webinar in November where the Gannett Benefits Team will discuss the 2020 offerings in more detail and allow employees to ask questions before making their elections. In addition, if you have not already used Compass, this valuable program is included as part of your Gannett health plan. Your Compass Health Pro is there to help in reviewing medical and prescription costs, identify potential alternatives that are less costly, and make sure you are being billed correctly. To contact Compass, please call 855.442.4236 > Option 5.

EMPLOYEE ENGAGEMENT

Q.	DO YOU HAVE SUGGESTIONS/PLANS FOR IMPROVING MORALE IN LIGHT OF THE DIFFICULT PAST FEW YEARS AND IMPENDING MERGER? MANY DEPARTMENTS FACED

LAYOFFS AND OUTSOURCING IN THE PAST FEW YEARS. NOW, WE ARE FACING A MERGER AND MORE REDUCTIONS IN FORCE. MANY OF US FEEL LIKE OUR JOBS ARE VERY MUCH AT RISK CONSTANTLY. IT IS A DIFFICULT WAY TO WORK. IT IS SO MUCH UNCERTAINTY.

A.

As we reviewed in the town hall, your employee feedback is important to us. We will continue to listen to you, communicate as we move forward with both good news and the challenges. We heard you requesting better communication, more transparency, improved collaboration, and a clear vision/strategy. We will work toward improving those. As part of the integration, we do expect there will be changes that could involve a reduction in part of our workforce, but we want to be clear that we haven’t made any decisions yet. We will move forward together and communicate along the way.

CUSTOMERS

Q.	WHAT DO WE SAY TO CUSTOMERS?

A.	Here’s what you can say to customers:

The merger will bring together two leading newspaper companies to create a nationwide media company. This combination means we’ll have a broad network of talented, experienced journalists focused on delivering quality content for our local communities and national audiences. The USA TODAY NETWORK will be made up of 260 daily news operations in 47 U.S. states – providing unparallelled reach and opportunity.

The full suite of digital offerings will make the combined company a leading digital media player. Joining New Media’s UpCurve and GateHouse Live businesses with Gannett’s ReachLocal and WordStream will result in multiple, diversified marketing and revenue solutions for our customers. Our combined company will be a stronger partner for advertisers, and small businesses in the markets served.

Q.

I KNOW A LOT OF CUSTOMERS ARE CONCERNED ABOUT LOSING THEIR HOME DELIVERY WHEN THE MERGER OCCURS, AS MANY OF THE NEW MEDIA PAPERS HAVE SWITCHED TO MAIL DELIVERY. THEY WANT TO BE ABLE TO GO TO THE BOX AND HAVE THAT MORNING CUP OF COFFEE WITH THEIR PAPER IN THEIR HAND. HOW DO WE PUT THEIR MINDS AT EASE THAT WE WILL NOT BE DOING THIS?

A.

GateHouse has indeed transitioned some of their home delivery to mail delivery. We also have transitioned some areas, primarily outside of our core delivery areas to mail delivery. We understand that mail delivery, based on the variability of time, is not for everyone. But for some of our most remote customers, it is a critically important way to stay connected.

We don’t see ourselves moving in that direction too broadly but certainly will evaluate that in certain instances where it might improve consistent delivery for our customers.

Q.	HOW CAN WE BEST COMMUNICATE TO OUR COMMUNITIES THE POSITIVE CHANGES ON THE HORIZON?

A.

We are excited about the upcoming merger with New Media because it means a dramatic expansion of the USA TODAY Network, which would have operations in 47 states and Guam. Together with our flagship national brand, USA TODAY, the Network becomes the largest nationwide news organization in the U.S., reaching nearly 140 million digital readers each month. We have found in New Media a strong partner and cultural fit for Gannett as we continue delivering on a shared focus on providing impactful journalism to the communities we serve.

EMPLOYMENT

Q.	HOW WILL THE MERGER AFFECT MY SERVICE DATE OR THE TIME WITH MY PREVIOUS EMPLOYER IF I CAME TO GANNETT THROUGH AN ACQUISITION?

A.	New Media has generally agreed to count all Gannett service. We expect this to include service with a predecessor employer to the extent Gannett recognizes such service.

Q.	SHOULD REPORTERS BE CONCERNED ABOUT THE MERGER? I’VE WORKED AT OTHER PLACES WHERE A MERGER WAS TAKING PLACE AND SOME PEOPLE WERE AFFECTED AND SOME WERE NOT. WHAT APPROACH SHOULD WE TAKE?

A.

As part of the integration, we do expect there will be changes that could involve a reduction in part of our workforce. However, we want to be clear that we haven’t made any decisions yet. Throughout this integration process, we are committed to being transparent, timely, and thoughtful in our communications with you. We are going to create an integration team with people from Gannett and New Media to help us figure out the challenges together. As I stated above, we will move forward together and communicate along the way.

Q.

I’D LIKE TO KNOW IF EMPLOYEES BASED IN MONTREAL (SWEETIQ) SHOULD AT ALL BE CONCERNED FOR JOB SECURITY AS ALL THESE CHANGES HAPPEN. I AM VERY PROUD TO WORK FOR THIS GREATER ORG AND ALL THAT THE ENTIRE FAMILY OF PRODUCTS/SERVICES DO.

Q.	IN WHAT WAYS CAN WE EXPECT THE MERGER TO IMPACT REACHLOCAL AUSTRALIA AND NEW ZEALAND?

A.

I know this integration is raising a lot of questions about what may or may not happen with projects and roles within the company. We do expect there will be changes that could involve a reduction in parts of our workforce. However, we want to be clear that we haven’t made any decisions yet. Throughout this integration process, we are committed to being transparent, timely, and thoughtful in our communications with you. We are going to create an integration team with people from Gannett and New Media to help us figure out the challenges together. We will move forward together.

Q.	I ENJOY MY JOB AT GANNETT. I WORK WITH AMAZING PEOPLE. MY QUESTION IS IF THERE WILL BE ANY MORE LAYOFFS? EVERY DAY I LEARN SOMETHING DIFFERENT. I AM EXCITED TO SEE WHERE THE DIGITAL TAKES US.

A.

We are glad you love Gannett as much as we do. We are excited to see where this acquisition takes us. We expect that it will expand our audience reach and give us some opportunities to get back to the center of the community.

With this acquisition, we do expect there will be changes that could involve a reduction in parts of our workforce. However, we want to be clear that we haven’t made any decisions yet. Throughout this integration process, we are committed to being transparent, timely, and thoughtful in our communications with you. We are going to create an integration team with people from Gannett and New Media to help us figure out the challenges together. We will move forward together.

RETIREMENT

Q.	WILL MY GANNETT PENSION BE IMPACTED BY THE MERGER?

A.	No. Any pension benefits you have earned to date are protected and will not be adversely affected by the merger.

Q.	WILL MY 401(K) BE IMPACTED BY THE MERGER?

A.	The merger should not affect your 401(k) unless you are invested in the Gannett Stock Fund.

Other than the Gannett Stock Fund, your investment options will stay the same. We announced in August that the 401(k)-plan administration will be moving from Vanguard to Fidelity Investments starting January 1, 2020, and we expect that the change from Vanguard to Fidelity will still occur as planned. We will be providing you additional information about this change later in the year.

If you are invested in the Gannett Stock Fund, upon the closing of the merger, Gannett shares in the Gannett Stock Fund will be converted into merger consideration (in this case, a combination of New Media shares and cash, as determined by the formula in our merger agreement). Additional details about how the Gannett Stock Fund will be affected by the merger will be provided to you before the merger.

INTEGRATION

Q.	I UNDERSTAND, WE ARE STILL IN THE EARLY STAGES, BUT IS THERE A TIMELINE FOR WHEN WE EXPECT TO BE FULLY INTEGRATED?

A.	We expect the integration to begin later this year after the deal closes and wrap up within three years from deal closure.

OTHER

Q.	IS THERE A DIFFERENCE BETWEEN A MERGER AND AN ACQUISITION? THESE TERMS SEEM TO BE USED INTERCHANGEABLY AND I’M NOT SURE WHAT THE DIFFERENCE IS OR WHICH ONE APPLIES TO THE GANNETT/GATEHOUSE DEAL.

A.

Great question! An acquisition refers to a transaction where ownership of a company or assets shifts to a purchaser. A merger is when two legal entities become one, where only one survives, and is a legal structure sometimes used to effect an acquisition. In this transaction, Gannett will merge into one of New Media’s subsidiaries, and as a result, Gannett will be acquired by New Media. So this transaction involves both a merger and an acquisition.

Q.	IS THIS ANONYMOUS? HARD TO BELIEVE THAT’S POSSIBLE CONSIDERING THE FACT THAT I HAD TO LOGIN TO THE FORM TO ACCESS IT. I’M SURE THAT DATA POINT IS CONNECTED TO THIS SURVEY...

A.	We appreciate your concern but want to reassure you that while we need to verify that you are an employee, we do not track your information on the questions that are submitted.

Q.	THE EXPECTATION AT THE TIME OF NEW MEDIA ANNOUNCEMENT WAS THAT OUR GOAL WAS FINISHING THE DEAL BY END OF YEAR. DO WE STILL HAVE CONFIDENCE WE ARE TRACKING TOWARDS THAT TIMELINE?

A.	Yes, we are still on track to close this deal by year end.

Q.

YOU ARE RECEIVING MILLIONS IN STOCKS AND BONUSES FOR SIGNING ONTO GANNETT. THIS MONETARY AMOUNT COULD EASILY PAY FOR DOZENS OF NEWSROOM EMPLOYEES, ESPECIALLY IN OUR LOCAL MARKETS WHERE THEY’RE DESPERATELY NEEDED.

WHY CAN OUR COMPANY AFFORD THIS EVEN AS IT CANNOT PAY TO KEEP THE REPORTERS, EDITORS, COLUMNISTS, AND MORE WHO HAVE LOST THEIR JOBS AND WHO WILL LIKELY CONTINUE TO DO SO?

A.	I recognize this is a personal and sensitive issue that is not easily addressed in a note. I will address this at our next town hall.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, including, among other things, statements regarding the expected timetable for completing the proposed transaction between Gannett Co., Inc. (“Gannett”) and New Media Investment Group Inc. (“New Media”), the benefits of the proposed transaction and future opportunities for the combined company. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs, and Gannett cannot give any assurance that its expectations or beliefs will be attained. These forward-looking statements and are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others:

●	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;
●

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

●	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames, or at all;
●

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

●	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;
●

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

●	general economic and market conditions;
●	the retention of certain key employees; and
●	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, as well as the risks identified in the registration statement on Form S-4 (File No. 333-233509) (the “Registration Statement”) filed by New Media. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media has filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a preliminary joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). These materials are not yet final and will be amended. Each of New Media and Gannett will mail a definitive Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF GANNETT ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com, and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Investors and securityholders may obtain more detailed information regarding the identity of potential participants in the solicitation of proxies, and their direct or indirect interests, in the preliminary Joint Proxy Statement that is included in the Registration Statement New Media has filed with the SEC, and in the definitive Joint Proxy Statement when it becomes available. You may obtain free copies of these documents using the sources indicated above.